Exhibit 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2004	2003	2002
Basic Average shares outstanding	2,277,757	2,334,892	2,385,224
Net income	$2,882,901	$2,738,218	$2,308,903
Basic earnings per share	$ 1.27	$ 1.17	$ 0.97

Diluted Average shares outstanding	2,277,757	2,334,892	2,385,224

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	57,543	63,468	44,794

Total	2,335,300	2,398,360	2,430,018
Net income	$2,882,901	$2,738,218	$2,308,903
Diluted earnings per share	$ 1.23	$ 1.14	$ 0.95